FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

Commission File Number: 0-30204

For August 1 to 14, 2002

Internet Initiative Japan Inc.

(Translation of registrant's name into English)

Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATE BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Initiative Japan Inc.

Date: August 14, 2002

By:

Koichi Suzuki
President, Chief Executive Officer and
Representative Director

EXHIBIT 1

IIJ
Internet Initiative Japan

For Immediate Release

IIJ Group to Open New Office in Toyota City

TOKYO, August 1, 2002 – Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), one of Japan's leading Internet access and comprehensive network solutions providers, today announced that it opened a new office in Toyota City, Japan, effective today. This is the second IIJ office established in the Aichi Prefecture, complementing the first in Nagoya.

"We expect the new office in Toyota City to serve as a key station that will provide greater scale of our total network solutions for the region's businesses, the largest of which is Toyota Motor and its group companies," said Koichi Suzuki, the President and CEO of IIJ.

In conjunction with the launch of IIJ's Toyota Office, its 64.1% subsidiary IIJ Technology Inc. and its 37.9% affiliate Crosswave Communications also opened their liaison offices in Toyota City. The new IIJ office in Toyota City is headed by Shigeru Kubota and is located at Fujikake Tekko Bldg 5F, 4-25-13 Nishi-machi, Toyota City, Aichi, Japan.

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is one of Japan's leading Internet-access and comprehensive network solutions provider. The company mainly targets high-end corporate customers. Founded in 1992, IIJ has built one of the largest Internet backbone networks in Japan and between Japan and the United States. IIJ and its group of companies provide total network solutions that range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality Internet access, security system services, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

###

EXHIBIT 2

IIJ
Internet Initiative Japan

For Immediate Release

IIJ Launched "CDN JAPAN" Solutions Service

-- New Generation Broadband Content Delivery Platform Brought on Stream --

TOKYO, August 8, 2002 – Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), one of Japan's leading Internet access and comprehensive solution providers, today announced that IIJ has launched CDN JAPAN, a broadband content delivery solution for enterprises. As the first customer of the new solutions service, Excite Japan has already launched their broadband business named "B.B.excite," that utilizes the new service.

"We believe that broadband is transforming network business to new scheme, and expect CDN JAPAN to change the means of content distribution for network services," said Koichi Suzuki, President and CEO of IIJ. "Based on our technical expertise fostered through the IIJ Group's network, Internet data center and systems integration operations, IIJ is ready to win a sizeable portion of the broadband market and to reinforce our position as a market leader in Japan."

Since February 2002, IIJ has been developing the CDN JAPAN solutions service as a part of its broadband strategy by leveraging its existing backbone network and Internet data centers. The service offers a unique network platform environment that includes: 1) A large-scale broadband platform that covers several million broadband households nationwide; 2) A closed network platform that bypasses Internet networks; and 3) Various built-in application components that enable user and content management for enterprises in the content distribution business.

To strengthen the CDN JAPAN solutions service, IIJ continues to expand its link to regional broadband access providers such as NTT East, NTT West and CATV operators nationwide. IIJ will also work to enhance its applications lineup by adding various components that ensure a flexible response to the rapidly changing operating environment.

The basic package of the new service provides an all-in-one function for broadband content transmission, network and content management, and end user management. For the basic service the initial charge is JPY3,000,000, and JPY2,000,000 for the monthly charge. Option services which enable enterprises to provide email and web hosting services for their end users under their own brand name are available in accordance with a customer's requirement.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is one of Japan's leading Internet-access and comprehensive network solutions provider. The company mainly targets high-end corporate customers. Founded in 1992, IIJ has built one of the largest Internet backbone networks in Japan and between Japan and the United States. IIJ and its group of companies provide total network solutions that range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality Internet access, security system services, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

###

EXHIBIT 3

IIJ
Internet Initiative Japan

For Immediate Release

For inquiries please contact:
Junko Higasa
IIJ Investor/Media Relations Office
ir@iij.ad.jp or +81-3-5259-6500(Tel)

IIJ Announces Results of the 1st Quarter 2002 Ended June 30, 2002

New York, August 13, 2002 – Internet Initiative Japan Inc. (Nasdaq: IIJI) ("IIJ"), one of Japan's leading Internet access and comprehensive network solutions providers, today announced its financial results for the 1st quarter ended June 30, 2002 of the fiscal year ending March 31, 2003 ("fiscal 2002"). On August 14 at 9:00am (ET), the Company will host a conference call, which will have a simultaneous webcast on www.vcall.com. A replay will also be available at the same URL.

The 1st Quarter of FY2002 Results Summary

- Total revenues were JPY9,849 million ($82 million), an increase of 18.2% compared to 1Q01 but a decrease of 18.7% compared to 4Q01. Total revenues exceeded the expected range of JPY9.0 billion to JPY9.5 billion. As anticipated, the decline from 4Q01 was mainly due to a seasonal[1] downturn in the Systems Integration (SI) business.
- IIJ's gross margin declined to 9.1% in 1Q02 compared to 12.5% in 1Q01 and 11.6% in 4Q01. The decline was due to higher costs for new project developments in association with IIJ's rapidly diversifying SI business and an increase in human capital investments that are typical in April.
- IIJ reported an operating loss of JPY464 million ($3.9 million). This was due not only to lower revenues, but also to decreased margins. The company believes that its operating loss in 1Q02 is temporary. IIJ is expecting to report operating results at or near break-even level in 2Q02.
- Adjusted EBITDA[2] remained positive at JPY329 million as expected.
- For 2Q02, IIJ expects total revenues to be between JPY10.5 billion ($87.6 million) and JPY11.0 billion ($91.8 million). Growth is expected to be driven by a stronger SI business and by a recovery in Dedicated Access Services.
- IIJ continues to expect total revenues of the first half of fiscal 2002 to grow by more than 15% compared to the first half of fiscal 2001. IIJ also continues to expect total revenues of full fiscal year 2002 to grow by approximately 20% compared to fiscal 2001. The Company is confident of meeting analysts' consensus[3] expectations for operating income for full fiscal 2002.

(1) In Japan, the SI business is typically stronger during IIJ's 2Q and 4Q. This is due to typical Japanese corporate budget cycles, which make large investments in or around September and March.
(2) Adjusted EBITDA represents operating income(loss) plus depreciation and amortization. Adjusted EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing our operating performance, financial position and cash flows. Our adjusted EBITDA is not necessarily comparable with similarly titled measures for other companies.
(3) Consensus operating income was JPY980 million. This consensus was calculated by averaging the financial forecasts for IIJ as supplied by the following five firms: Goldman Sachs, Morgan Stanley, JP Morgan, Credit Suisse First Boston and Daiwa Institute of Research.
Note: Translations of Japanese yen amounts into US dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY119.85 = US$1, the approximate rate of exchange on June 28, 2002.

Overview and Business Outlook

Overview of the 1Q02 results

"The 1Q02 results mainly reflect our drive to acquire further expertise in the SI business," said Koichi Suzuki, President and CEO of IIJ. "IIJ has successfully expanded its SI operations, particularly in securing major orders from financial service institutions and universities. Although the first quarter is typically weak due to seasonal factors, the 46.0% year-over-year increase in revenues in the SI business demonstrates a steady execution of our total network solutions strategy for further growth. Due to higher costs for new project developments in association with rapidly diversifying SI business, our gross margin in the SI business declined to 10.3% compared to 16.0% in the 1Q01 and 11.2% in the 4Q01. However, we expect this margin to improve as we increase operating efficiency by moving forward with technology standardization and by leveraging the acquired expertise of future projects."

"Although we continued to increase the total number of contracts and to capture broadband demand in Dedicated access services, revenues in the category were flat as a result of some of our large customers' consolidations of their Internet connectivity," said Yasuhiro Nishi, IIJ CFO. "However, we expect revenues from Dedicated Access Services to resume growth in the second and third quarters as we expect new business from some large customers, including Excite Japan, in connection with the launch of our CDN (Content Delivery Network) business. We believe that rapid growth in the Internet connectivity market over the Fiber to the Home (FTTH) access will also contribute to our revenue growth in Dedicated Access Services."

Business Outlook --- Discussion with PoweredCom of Possible Integration of Operations

While executing its total network solutions strategy with the IIJ group companies, IIJ launched formal discussions with PoweredCom, Inc. about the feasibility of integrating respective operations, as previously announced on July 18, 2002. IIJ's 37.9% affiliate, Crosswave Communications (Crosswave), is also one of the parties concerned with the announcement. PoweredCom, a 32.06% affiliate of Tokyo Electric Power Company, provides data communication services using a nationwide 200,000 km fiber network in cooperation with the telecom subsidiaries of ten regional electric power companies. Although the parties have not entered into a memorandum of understanding, they are progressively discussing potential synergies in sales and marketing, network infrastructure and new business developments. The parties expect to come to an agreement by the end of December 2002.

"We believe the combination of the resources and expertise of the IIJ group — leadership, technological expertise, entrepreneurial spirit — together with PoweredCom and their group company's strengths — greater capital, greater scale of fiber-optic infrastructure including last mile access, and greater experience in management of large-scale fixed assets — will better position us to accomplish our objectives to lead the technological innovation in Japan's network industry," said Koichi Suzuki. "Japan's telecommunications market faces structural changes triggered by technological innovations, and we believe this is an optimal time to seek greater scalability in our business and to increase shareholder value."

Forecasted financial performance for the second quarter and the first half of fiscal 2002

For the second quarter of fiscal 2002, IIJ expects total revenues to be between JPY10.5 billion and JPY11.0 billion. Operating income is expected to return to a break-even level and EBITDA is expected to remain positive.

<u>Status of Overview and Business Outlook</u>

This Overview and Business Outlook contains forward-looking statements and projections that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information contained in IIJ's filings on Form 20-F and Form 6-K, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 2Q02 earnings release, presently scheduled for November 11, 2002. In conjunction with the 1Q02 earnings announcement, IIJ will hold a webcasted conference made available to the public over the Company's website.

The 1st Quarter of FY2001 Operating Highlights

New Corporate Officer Assignments
In June 2002, IIJ announced that Mr. Toshiya Asaba, Head of Technology, and Mr. Hojo, Head of Marketing, were assigned to newly-created Managing Director positions. These appointments highlight the importance of technology and marketing as core drivers of future growth.
During the period, IIJ also strengthened and increased the number of marketing and technical professionals it employs by approximately 10% from the previous year. The new hires are in line with IIJ's continued emphasis on long-term business growth while maintaining its technical leadership in the industry.

New Service Developments under the Total Network Solutions Approach
Expansion of Wireless Access Options: For its individual services (IIJ4U, IIJmio DSL/SF, and IIJmio FiberAcess/SF), IIJ launched its public wireless Internet access options service in the eastern part of Japan in June 2002, and in the western part of Japan in July 2002.
Promotion of Fiber Access: IIJ announced that it revised its monthly tariff for its IIJ FiberAccess/F service, an Internet connectivity service that offers a 100Mbps bandwidth class, effective July 1, 2002. By reducing the monthly fee, IIJ aims to successfully capture a portion of the rising demand for the 100Mbps broadband class and increase the number of contracts in service among small and medium sized enterprises (SMEs). The reductions ranged from 35% to 79%, according to the type of contracts.
Value-added Service: IIJ added two variations (15Mbps and 20Mbps) to IIJ's Download Site Service, a hosting service dedicated to downloading large files. At the same time, the fee schedule was lowered by approximately 15% for the existing variations. IIJ also upgraded its remote access solution by adding a remote VPN function to its IIJ Secure Remote Access Service.
SLA (Service Level Agreement): IIJ introduced an SLA program to provide quality assurance for subscribers to its IIJ*mio* Prime Mail Service, an e-mail service for individuals, effective June 2002. The SLA program is designed to ensure service stability and reliability by establishing a quantitative benchmark. IIJ believes that the SLA program enables the Company to maintain top-level service quality for the retail market, which will strengthen the relations with our customers while increasing the brand image of IIJ's services.

Network Infrastructure Development
In 1Q02, IIJ upgraded four domestic backbone networks, as well as one Japan-US backbone line between Palo Alto and Tokyo, which brought total capacity of its Japan-US backbone lines to 2.85Gbps. Additionally, U.S. domestic backbones were upgraded by increasing capacity between NOCs (Network Operation Centers) in New York and Palo Alto, as well as between the NOC in Palo Alto and an Internet eXchange point in Palo Alto (PAIX). New roaming access points in Korea opened in May 2002. IIJ expanded its IPv6 network by establishing a new link to JPNAP6, the latest IPv6 (Internet Protocol Version 6)-capable IX (Internet eXchange point) in Tokyo, with a bandwidth of 100Mbps.

Development of IIJ Group Companies
Crosswave, a 37.9% affiliate: In May 2002, Crosswave signed a syndicated financing facility agreement with four leading Japanese commercial banks for a total of JPY20 billion. The agreement consists of a six-year, long-term loan of up to JPY15 billion and a short-term line of credit of up to JPY5 billion. In connection with this financing, IIJ entered into a cash deficiency support ("CDS") agreement. Under the CDS agreement, IIJ deposited JPY5 billion with an agent bank, which is available for withdrawal in the event of a shortage in Crosswave's loan repayment obligations and/or breaches in conditions specified in the loan and CDS agreement. Also in connection with this financing, Crosswave has granted stock acquisition rights exercisable for a total of 30,000 shares of Crosswave's common stock, equivalent to 6,000,000 American Depository Shares (ADSs), to IIJ and the bank consortium.
Asia Internet Holding (AIH, a 26.7% affiliate): AIH expanded the service area of "A-Bone Roaming Platform" to Korea in cooperation with Hanaro Telecom Inc. As a result, "A-Bone Roaming Platform" covers seven countries/areas in the Asia region (Japan, Hong Kong, Singapore, Philippines, Thailand, Malaysia and Korea).

The 1st Quarter of FY2002 Financial Results

Starting from 1Q02 results in quarterly earnings release, IIJ data center connectivity services revenues have been reclassified from value added service revenues into dedicated access service revenues. All prior periods presented have been reclassified to conform to the current presentation.

Revenues
Revenues in 1Q02 totaled JPY9,849 million, an increase of 18.2% compared to 1Q01, and a decrease of 18.7% compared to 4Q01.

Connectivity services and value-added services revenues were JPY5,620 million in 1Q02, a decrease of 1.5% compared to 1Q01 and 3.8% compared to 4Q01.

Dedicated access service revenues decreased slightly to JPY3,523 million in 1Q02, compared to JPY3,524 in 1Q01, and decreased 3.3% from 4Q01. These declines were mainly a result of the consolidation of some large customers' Internet connectivity. Despite these declines in revenue, the contracted bandwidth of dedicated access services increased steadily, reflecting the growing demand for higher bandwidth.

Dial up access service revenues were JPY822 million in 1Q02, a decrease of 16.4% compared to 1Q01, and a decline of 2.6% compared to 4Q01. These declines were due to the decrease in conventional dial-up service revenues and IIJ4U revenues.

Value-added service revenues were JPY865 million in 1Q02, an increase of 16.2% compared to 1Q01 and an increase of 5.1% compared to 4Q01. These increases were mainly due to the steady revenue growth of security related services.

Systems integration service revenues were JPY3,329 million in 1Q02, an increase of 46.0% compared to 1Q01 but a decrease of 37.6% compared to 4Q01. The decline from 4Q01 reflects the expected seasonal downturn in the SI business. As a result of the increase in recurring service revenues, such as monitoring, maintenance and other operation services, SI revenue increased steadily compared to 1Q01.

Table 1. Number of Contracts

Internet Access Services		1Q02	4Q01	1Q01
IP Service	64kbps – 128kbps	**108**	142	245
	192kbps – 768kbps	**33**	42	61
	1Mbps – 2Mbps	**263**	270	246
	3Mbps – 1.2Gbps	**183**	156	115
Internet Data Center Connectivity Services(4)		**122**	110	69
Others(5)		**3,269**	2,900	1,990
Total Dedicated Access Services Contracts		**3,978**	3,620	2,726

(4) The figures of Internet data center connectivity services do not include the number of contracts for data center housing services.
(5) Others includes IIJ FiberAccess/F, IIJ Ethernet Standard, IIJ DSL/F, IIJT1 Standard and IIJ Economy.

IIJ4U (dialup services for individuals)	**86,297**	89,213	94,802
Others	**232,330**	171,363	66,341
Total Dial-up Access Services Contracts	**318,627**	260,576	161,143

Table 2. Revenue Breakdown in Dedicated Access Services (JPY in millions)

	1Q02	4Q01	1Q01
IP Service + DC connectivity	**2,574**	2,651	2,569
Others	**949**	992	955

Table 3. Contracted Bandwidth (Unit: Giga bit per second)

	1Q02	4Q01	1Q01
Dedicated Access Services	**12.2**	9.4	4.6
Internet Data Center Connectivity Service	**2.2**	2.0	n/a
Total Contracted Bandwidth	**14.4**	11.4	4.6

Cost and expenses
Total cost was JPY8,956 million in 1Q02, an increase of 22.9% compared to 1Q01 but a decrease of 16.4% compared to 4Q01.

Backbone costs
International backbone costs were JPY449 million, a decrease of 48.2% compared to 1Q01 but an increase of 1.4% compared to 4Q01. The year-over-year decrease reflects IIJ's continued efforts to reduce the costs of the Japan-US backbone lines. By comparison with 4Q01, international backbone costs increased slightly as a result of a capacity upgrade. The monthly backbone costs per unit declined by approximately 76% in the year-over-year comparison, and by approximately 20% as compared to 4Q01.

Domestic backbone costs were JPY800 million, an increase of 3.4% from 1Q01 but a decrease of 4.3% compared to 4Q01. This decrease from 4Q01 was due to a shift to lower priced backbone lines.

Table 4. Backbone Costs (JPY in millions)

	1Q02	4Q01	1Q01
International Backbone Costs	**449**	443	867
Domestic Backbone Costs	**800**	836	774

Cost of SI (Systems Integration) revenues
Cost of SI sales was JPY2,987 million, an increase of 56.1% compared to 1Q01 but a decrease of 36.9% compared to 4Q01. The gross margin ratio for SI deteriorated slightly to 10.3% in 1Q02 from 11.2% in 4Q01 due to the lower profitability of SI development contracts in this quarter.

Sales and marketing expenses
Sales and marketing expenses were JPY749 million in 1Q02, a decrease of 8.5% compared to 1Q01 but an increase of 12.7% compared to 4Q01. The year-over-year decline was due to the decreases in advertising costs and bad debt expenses. The increase from 4Q01 was due to the increase in sales personnel expenses that were needed to effectively compete within the enterprise network market for high-end corporate customers.

General and administrative expenses
General and administrative expenses were JPY517 million in 1Q02, an increase of 17.8% compared to 1Q01 and an increase of 7.7% compared to 4Q01. This year-over-year increase was a result of the increase in personnel expenses which reflects the overall growth of our operations.

Operating Loss
As a result of the lower revenues and the increase in human capital investments that are typical in April, the operating loss increased to JPY464 million in 1Q02, compared to a loss of JPY300 million in 1Q01, and income of JPY186 million in 4Q01. The ratio of operating income to revenues for 1Q02 was (-)4.7%, compared to (-)3.6% in 1Q01, and to 1.5% in 4Q01.

Other expenses
Other expenses for 1Q02 were JPY521 million, compared to JPY61 million in 1Q01, and to JPY338 million in 4Q01. IIJ recorded a foreign exchange loss of JPY298 million on dollar denominated monetary assets due to the sharp appreciation of Yen to the U.S. dollar in 1Q02, compared to a gain of JPY23 million in 1Q01 and JPY31 million in 4Q01. In 1Q02, IIJ also recorded a JPY77 million non-monetary loss as a result of the stock exchange in a merger transaction.

Income tax expense (benefit)
Income tax expense for 1Q02 was JPY161 million, compared to an expense of JPY127 million in 1Q01 and to a benefit of JPY140 million in 4Q01. This is a result of an increase in the valuation allowance for deferred tax assets attributable primarily to the income tax effect of decreasing unrealized gains on a certain available-for-sale securities.

Equity in net loss of equity method investees
Equity in net loss of equity method investees increased to JPY1,516 million in 1Q02, compared to JPY1,219 million in 1Q01, and JPY1,647 million in 4Q01. This primarily resulted from the equity loss in Crosswave.

Net loss
Net loss was JPY2,595 million in 1Q02, compared to JPY1,665 million in 1Q01 and JPY1,667 million in 4Q01. Basic net loss per ADS equivalent was JPY(-)57.72 in 1Q02, compared to JPY(-)37.03 in 1Q01 and JPY(-)37.07 in 4Q01.

Table 5. Other Financial Statistics (JPY in millions)

	1Q02	4Q01	1Q01
Adjusted EBITDA	**329**	968	376
CAPEX, including capitalized leases	**1,015**	913	1,076
Depreciation and amortization[6]	**820**	812	706

[6] Depreciation and amortization includes amortization of issuance cost of convertible notes.

Company Information

Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive Internet solution providers primarily targeting high-end corporate customers. Founded in 1992, IIJ has built one of the largest Internet backbone networks in Japan and between Japan and the United States. IIJ and its group of companies provide total solutions ranging from new generation network services over optical-fiber infrastructure optimized for data communications to construction of Asia-wide IP backbone networks, high-quality Internet access, security system services, hosting/housing, content design and systems integration.

Statements made in this press release that state IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain positive operating income, IIJ's net loss for the past five fiscal years and its expectation that net losses will continue, IIJ's ability to continue to increase subscribers to its connectivity services, particularly at higher bandwidths; IIJ's ability to generate significant revenues from its other services such as systems integration; the success of IIJ's investments in Crosswave; the ability to compete in a rapidly evolving and competitive marketplace; the impact of technological changes in its industry; and other risks referred to from time to time in IIJ's filings on Form 20F of its annual report and other filings with the United States Securities and Exchange Commission.

Tables to follow

Appendix 1

INTERNET INITIATIVE JAPAN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months Ended Jun 30, 2002, Jun 30, 2001 and Mar 31, 2002

(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD) Except for Per Share and ADS Data) *(1)*

	Year-over-year Comparison						Sequential Comparison		
	Jun 30, 2002			Jun 30, 2001			Mar 31, 2002		
	USD *(1)*	JPY	% of Total Revenues	JPY	% of Total Revenues	YOY Chg %	JPY	% of Total Revenues	QOQ Chg %
Revenues:									
Connectivity and value-added services:									
Dedicated access services*(2)*	29,398	3,523,334	35.8%	3,523,676	42.3%	0.0%	3,643,141	30.1%	(3.3%)
Dial-up access services	6,861	822,268	8.3	983,461	11.8	(16.4)	844,279	7.0	(2.6)
Value-added services*(2)*	7,218	865,161	8.8	744,352	8.9	16.2	823,137	6.8	5.1
Other	3,412	408,925	4.2	452,126	5.4	(9.6)	533,191	4.4	(23.3)
Total connectivity and value-added services	46,889	5,619,688	57.1	5,703,615	68.4	(1.5)	5,843,748	48.3	(3.8)
Systems integration revenues	27,777	3,329,058	33.8	2,279,854	27.4	46.0	5,331,986	44.0	(37.6)
Equipment sales	7,513	900,456	9.1	349,429	4.2	157.7	934,040	7.7	(3.6)
Total revenues	82,179	9,849,202	100.0	8,332,898	100.0	18.2	12,109,774	100.0	(18.7)
Costs and expenses:									
Cost of connectivity and value-added services	42,491	5,092,515	51.7	5,066,856	60.8	0.5	5,110,291	42.2	(0.3)
Cost of systems integration revenues	24,926	2,987,373	30.3	1,914,254	23.0	56.1	4,734,363	39.1	(36.9)
Cost of equipment sales	7,309	876,012	8.9	307,188	3.7	185.2	865,354	7.1	1.2
Total costs	74,726	8,955,900	90.9	7,288,298	87.5	22.9	10,710,008	88.4	(16.4)
Sales and marketing	6,253	749,361	7.6	818,786	9.8	(8.5)	665,204	5.5	12.7
General and administrative	4,316	517,316	5.3	439,030	5.3	17.8	480,376	4.0	7.7
Research and development	757	90,780	0.9	86,598	1.0	4.8	68,090	0.6	33.3
Total costs and expenses	86,052	10,313,357	104.7	8,632,712	103.6	19.5	11,923,678	98.5	(13.5)
Operating income (loss)	(3,873)	(464,155)	(4.7)	(299,814)	(3.6)	54.8	186,096	1.5	(349.4)
Other expenses	(4,346)	(520,836)	(5.3)	(61,484)	(0.7)	747.1	(337,694)	(2.8)	54.2
Loss before income tax expense (benefit)	(8,219)	(984,991)	(10.0)	(361,298)	(4.3)	172.6	(151,598)	(1.3)	549.7
Income tax expense (benefit)	1,346	161,301	1.6	127,197	1.5	26.8	(140,381)	(1.2)	(214.9)
Minority interests in consolidated subsidiaries	559	66,950	0.7	42,834	0.5	56.3	(8,849)	(0.1)	(856.6)
Equity in net loss of equity method investees	(12,646)	(1,515,675)	(15.4)	(1,219,215)	(14.7)	24.3	(1,646,603)	(13.6)	(8.0)
Net loss	(21,652)	(2,595,017)	(26.3%)	(1,664,876)	(20.0%)	55.9%	(1,666,669)	(13.8%)	55.7%
Basic Net Loss Per Share		(115,437)		(74,060)			(74,140)		
Basic Net Loss Per ADS Equivalent		(57.72)		(37.03)			(37.07)		
Weighted Average Number of Shares		22,480		22,480			22,480		
Weighted Average Number of ADS Equivalents		44,960,000		44,960,000			44,960,000		

Note (1):The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Jun 30, 2002 are included solely for the convenience of readers outside Japai and have been made at the rate of JPY 119.85 =$1, the approximate rate of exchange on Jun 28, 2002.

Note (2):11J datacenter connectivity services revenues have been reclassified from value added services revenues into dedicated access services revenues in the 1st quarte All prior periods presented have been reclassified to conform to the current presentation and such reclassification resulted in an increase of dedicated access services revenue by Y280,410 thousand, Y136,764 thousand and Y257,599 thousand for the three month periods ended June 30,2002, June 30, 2001 and March 31, 2002, respectively

Appendix 2

INTERNET INITIATIVE JAPAN INC.
CONSOLIDATED BALANCE SHEETS
As of Jun 30, 2002, Jun 30, 2001 and Mar 31, 2002
(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) (1)

	Jun 30, 2002			Jun 30, 2001		Mar 31, 2002	
	USD (1)	JPY	%	JPY	%	JPY	%
ASSETS							
Current Assets:							
Cash	50,185	6,014,693	14.7%	12,574,744	25.9%	11,045,919	24.4%
Accounts receivable, net	57,345	6,872,763	16.7	5,381,435	11.1	8,981,912	19.9
Inventories	2,276	272,821	0.7	263,553	0.5	620,409	1.4
Prepaid expenses	5,388	645,763	1.6	473,154	1.0	416,945	0.9
Other current assets	1,170	140,162	0.3	493,692	1.0	143,798	0.3
Total current assets	116,364	13,946,202	34.0	19,186,578	39.5	21,208,983	46.9
Investments in and Advances to Equity Method Investees	61,717	7,396,756	18.0	12,690,980	26.2	8,854,028	19.6
Other Investments	41,342	4,954,787	12.0	7,766,900	16.0	5,406,065	11.9
Property and Equipment, net	64,327	7,709,559	18.8	7,348,823	15.1	7,755,426	17.1
Restricted Cash(2)	41,719	5,000,000	12.2	0	0.0	0	0.0
Guarantee Deposits	10,865	1,302,234	3.2	887,636	1.8	1,266,055	2.8
Other Assets	6,204	743,614	1.8	671,331	1.4	772,226	1.7
Total assets	342,538	41,053,152	100.0%	48,552,248	100.0%	45,262,783	100.0%
LIABILITIES AND SHAREHOLDERS' EQUITY							
Current Liabilities:							
Short-term borrowings	37,971	4,550,835	11.1%	5,020,000	10.3%	3,820,232	8.4%
Accounts payable	40,338	4,834,546	11.8	4,012,148	8.3	7,085,579	15.7
Accrued expenses	2,653	317,968	0.8	281,105	0.6	247,606	0.5
Other current liabilities	4,643	556,494	1.3	481,994	1.0	506,797	1.1
Long-term borrowings-current portion	11,681	1,400,000	3.4	0	0.0	1,400,000	3.1
Capital lease obligations-current portion	17,191	2,060,284	5.0	1,787,436	3.7	1,973,769	4.4
Total current liabilities	114,477	13,720,127	33.4	11,582,683	23.9	15,033,983	33.2
Long-term Borrowings	28,369	3,400,000	8.3	3,400,000	7.0	3,400,000	7.5
Convertible Notes	125,156	15,000,000	36.6	15,000,000	30.9	15,000,000	33.2
Capital Lease Obligations-Noncurrent	23,367	2,800,483	6.8	2,963,868	6.1	2,861,556	6.3
Accrued Retirement and Pension Costs	760	91,037	0.2	124,368	0.2	100,841	0.2
Other Noncurrent Liabilities	1,366	163,686	0.4	25,941	0.1	108,376	0.2
Total liabilities	293,495	35,175,333	85.7	33,096,860	68.2	36,504,756	80.6
Minority Interest	8,058	965,796	2.3	633,262	1.3	1,032,746	2.3
Shareholders' Equity:							
Common stock	59,093	7,082,336	17.3	7,082,336	14.6	7,082,336	15.7
Additional paid-in capital	142,414	17,068,353	41.6	17,068,353	35.1	17,068,353	37.7
Accumulated deficit	(173,579)	(20,803,486)	(50.7)	(12,427,210)	(25.6)	(18,208,469)	(40.2)
Accumulated other comprehensive income	13,057	1,564,820	3.8	3,098,647	6.4	1,783,061	3.9
Total shareholders' equity	40,985	4,912,023	12.0	14,822,126	30.5	7,725,281	17.1
Total liabilities and shareholders' equity	342,538	41,053,152	100.0%	48,552,248	100.0%	45,262,783	100.0%

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to Jun 30, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY119.85 =$1, the approximate rate of exchange on Jun 28, 2002.

Note (2):At the end of May, 2002, IIJ deposited Y5 billion into a restricted account with a participating bank under Cash Deficiency Support Agreement with Crosswav and four Japanese commercial banks.

<u>INTERNET INITIATIVE JAPAN INC.</u>

Appendix 3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended Jun 30, 2002, Jun 30, 2001 and Mar 31, 2002

(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) *(1)*

	Jum 30, 2002		June 30, 2001	Mar 31, 2002
	USD *(1)*	JPY	JPY	JPY
Operating Activities:				
Net loss	(21,652)	(2,595,017)	(1,664,876)	(1,666,669)
Depreciation and amortization	6,844	820,252	706,463	811,652
Equity in net loss of equity method investees	12,646	1,515,675	1,219,215	1,646,603
Minority interests in net (loss) income of consolidated subsidiarie	(559)	(66,950)	(42,834)	8,849
Foreign exchange losses (gains)	1,125	134,820	(22,776)	3,990
Losses on other investments	658	78,819	-	104,700
Decrease (increase) in accounts receivable	17,605	2,109,969	15,781	(3,183,806)
Increase (decrease) in accounts payable	(16,657)	(1,996,362)	(298,183)	3,696,329
Decrease (increase) in inventories	2,900	347,588	(18,033)	(398,876)
Deferred income taxes	1,275	152,840	121,705	(145,560)
Other	(380)	(45,560)	(247,541)	214,793
Net cash provided by (used in) operating activities	3,805	456,074	(231,079)	1,092,005
Investing Activities:				
Purchase of property and equipment	(3,540)	(424,321)	(179,145)	(501,667)
Investments in and advances to equity method investees	(469)	(56,250)	-	(24,123)
Purchase of other investments	-	-	(49,500)	(350,000)
Deposit to restricted cash	(41,719)	(5,000,000)	-	-
Payment of guarantee deposits-net	(302)	(36,155)	(50,353)	(2,007)
Other	(18)	(2,143)	(23,265)	22,299
Net cash used in investing activities	(46,048)	(5,518,869)	(302,263)	(855,498)
Financing Activities:				
Proceeds from long-term borrowings	-	-	600,000	-
Principal payments under capital leases	(4,727)	(566,505)	(475,813)	(535,906)
Net increase (decrease) in short-term borrowings	6,096	730,603	(600,000)	120,018
Net cash provided by (used in) financing activities	1,369	164,098	(475,813)	(415,888)
Effect of Exchange Rate Changes on Cash	(1,106)	(132,529)	13,192	59,223
Net Decrease in Cash	(41,980)	(5,031,226)	(995,963)	(120,158)
Cash, Beginning of Period	92,165.	11,045,919	13,570,707	11,166,077
Cash, End of Period	50,185	6,014,693	12,574,744	11,045,919

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended June 30, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY119.85 =$1, the approximate rate of exchange on June 28, 2002.

IIJ

EXHIBIT 4

18

IIJ
Internet Initiative Japan

For Immediate Release

IIJ Upgraded Japan-US lines to 3.3Gbps

TOKYO, August 14, 2002 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that it completed an upgrade of its Japan-US backbone lines to 3.3Gbps from 2.85Gbps, by securing additional capacity between Tokyo and Palo Alto. IIJ increased its Japan-US backbone capacities by approximately 17,000 times since it placed its first international dedicated line in March 1994.

"While expanding capacity as one of the world's largest and fastest Internet backbones between Japan and the U.S, we have successfully managed our international backbone costs, which resulted in a significant reduction of more than half in the last fiscal year 2001," said Koichi Suzuki, President and CEO of IIJ. "This fiscal year 2002 ended March 2003, we expect further decline in the international backbone costs although temporal increase on quarter-over-quarter basis would be occurred in conjunction with capacity increase in our Japan-US backbone lines."

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

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